

November 3, 2011

Via E-mail
Mr. Glen Ceremony
Chief Financial Officer
Travelzoo Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

> **Re:** **Travelzoo Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-50171**

Dear Mr. Ceremony:

We have reviewed your letter dated October 6, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 21, 2011.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 26

1. In your response to prior comment 2 you state that annual revenue per subscriber is not used to manage your operations as it is too high level. Considering the company's statements indicating that increasing revenue per subscriber is a key driver of the company's growth strategy, please describe for us the metrics or other financial or non-financial information that management reviews used in managing the company's

operations and evaluating how well the company converts higher Reach into higher revenues. Refer to Item 303(a) of Regulation S-K and Section III of SEC Release 33-8350.

2. As a related matter, please tell us how revenues related to Local Deals is included, specifically on a gross or net basis, in your determination of annual revenue per subscriber metric disclosed in your quarterly management presentations. If Local Deals revenues are included on a gross basis, tell us the calculated amounts of annual revenue per subscriber for your 2011 quarters using Local Deals net revenues.

3. In your response to prior comment 2 you refer to disclosure on pages 26 and 27 of the Form 10-K regarding revenues relative to Reach for the periods presented. While your disclosure quantifies the percentage increase in revenues relative to the percentage increase in subscribers, your disclosure does not explain the underlying reasons for the fluctuations in revenues, including the extent to which revenue increases were attributable to increases in Reach. On page 27 you disclose that you increased advertising rates in 2010; however, your discussion and analysis does not provide an indication of the extent to which revenues were impacted by rate increases. In future filings please separately disclose the changes in revenues attributable to changes in rates or pricing and the impact attributable to changes in volume (such as increases in publications sent, subscriber base, page views, click-throughs). Refer to Item 303(a)(3)(iii) of Regulation S-K.

4. We note your response to prior comment 3 that gross revenue for Local Deals was used in your management presentations merely to illustrate the company's effort to continuously innovate new formats of advertising. In light of the significance of gross revenues attributable to Local Deals as disclosed in your quarterly management presentations compared to consolidated total revenues and the significant differences between the amount of these gross revenues compared to the net amount of revenues as reported in your financial statements, in future filings and public disclosures when disclosing the amount of gross revenues attributable to Local Deals, please provide the corresponding net amounts as reflected in your financial statements.

5. In your response to prior comment 3 you state that you did not disaggregate the different forms of advertising as you do not believe they are distinct or significant enough to provide any greater clarity on the company's ability to monetize its subscriber base. However, we also note in your response to prior comment 6 that some formats (i.e. similar to product lines) of the company's advertising are further disaggregated in order to provide your managers more detailed information and that your North America and Europe Local Deals businesses have designated business/division managers. Considering the different role the company takes in the voucher transactions, that management regularly reviews disaggregated information regarding Local Deals, and that your Local Deals businesses appear separately delineated within the company's management reporting and organizational structure, it appears as though the company's management

distinguishes Local Deals from the other advertising formats and separately monitors the revenue generation from this advertising format. To provide readers with greater clarity into how management views and evaluates the company's operations and to provide greater insight into the significance of this advertising format to the company's overall results, in future filings please separately quantify the amount of net revenues generated by Local Deals. Refer to Item 303(a)(3) of Regulation S-K and Section III of SEC Release 33-8350.

6. In your response to prior comment 3 you indicate that some advertisers have shifted from one format of advertising, such as Top 20 to Local Deals, treating it as more of a format shift to ultimately achieve the same purpose. In light of the significant increase in the relative contribution of Local Deals revenues to the company's consolidated revenues, in future filings when there are significant shifts among advertising formats, please provide a discussion and analysis regarding the fluctuation and the related implications, such as increases in cost of revenues due to increased credit card fees. If you do not believe such changes represent a trend or general pattern in activity, provide an explanation as to why you believe such shifts should be viewed as departures or isolated variances from an established trend. Considering the possible differences in merchants between the Local Deals advertising format and other publications, discuss the extent to which increases in Local Deals revenues are attributable to merchants simply changing advertising formats. Please provide us with an example of your proposed future disclosure based on your September 30, 2011 quarterly results. Refer to Item 303(a)(3) of Regulation S-K and Section III of SEC Release 33-8350.

7. As a related matter, please describe to us the changes in your cost of revenues presentation related to Local Deals as noted in your management presentation for the quarter ended September 30, 2011. Quantify the impact of these changes on the company's results and explain the basis for the changes, including an explanation of how you determined the appropriate characterization and treatment for this change in presentation. Please refer to ASC 250-10-50.

8. In your response to prior comments 3 and 4 you state that there are many common costs between your different forms of advertising such as subscriber acquisition spending, marketing, technology and administrative costs. We further note in your response to prior comment 6 that the company's chief operating decision maker ("CODM") receives discrete financial information related to revenues and certain direct expenses disaggregated into certain advertising formats including Publications, Local Deals, SuperSearch and Fly.com. Please describe for us the nature of costs and how such costs are classified in your financial statements that are directly attributable to your Local Deals, SuperSearch and Fly.com. Separately quantify for us each of these cost categories for the year ended December 31, 2010 and the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011. Describe how the company's sales staff is utilized among the company's different advertising formats.

9.   We note your response to prior comment 4 indicating that you have not disclosed search products total revenue as you view these revenues as merely another form of the same overall advertising service. However, we also note in your response to prior comment 6 that some formats (i.e. similar to product lines) of the company's advertising are further disaggregated in order to provide your managers more detailed information and that your North America and Europe Fly.com businesses have designated business/division managers. Considering that management regularly reviews disaggregated information regarding SuperSearch and Fly.com, the company's previously stated objectives of building on SuperSearch profitability and bringing Fly.com to profitability, and that your Fly.com businesses appear separately delineated within the company's management reporting and organizational structure, it appears as though the company's management distinguishes SuperSearch and Fly.com from the other advertising formats and separately monitors the revenue generation from these advertising formats. To provide readers with greater clarity into how management views and evaluates the company's operations and to provide greater insight into the significance of these advertising formats to the company's overall results, in future filings please separately quantify the amount of revenues generated by SuperSearch and Fly.com, aggregating search product revenues if more appropriate. To the extent that there are differences in SuperSearch and Fly.com profitability based on the profitability measures monitored by management, please also discuss and analyze these differences, including an explanation of the reasons for Fly.com remaining unprofitable, at least as of June 30, 2011, based on the profitability measure that management reviews. Please provide us with an example of your proposed future disclosure based on your September 30, 2011 quarterly results. Refer to Item 303(a)(3) of Regulation S-K and Section III of SEC Release 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (3) Commitments and Contingencies, page 50

10.   We note your response to prior comment 5 indicating that until receipt of the preliminary findings on April 12, 2011, the company had no basis to estimate the probability or amount of any loss contingency.   Please provide us with the following additional information:

- describe for us the information the company provided related to unclaimed shares from the merger and the timing of such requests or other communications between the initial conference call and the receipt of the preliminary findings;

- how your disclosure that the company is unable to predict the outcome of the unclaimed property review sufficiently complies with the disclosure requirement of ASC 450-20-50-4 with respect to reasonably possible losses in excess of amounts accrued as of September 30, 2010 and December 31, 2010; and

- explain how the amount of the cash settlement was determined.

Note (8) Segment Reporting and Significant Customer Information, page 58

11.   We note your response to prior comment 7 indicating that you believe the company provides one service, advertising. In light of the company's organizational structure and management reporting that appears to separately delineate Local Deals, SuperSearch, and Fly.com and the different revenue generation processes for voucher transactions and search products, it appears as though management makes a noticeable distinction between revenues generated by Local Deals, SuperSearch, and Fly.com from the company's other advertising publications. Considering the disclosure principle highlighted in ASC 280-10-50-50-38 regarding segments that may report revenues from essentially different products and services or more than one of the reportable segments providing essentially the same products and services, it appears as though disclosure of revenues related to the company's Local Deals and search products would be consistent with such a disclosure objective. In future filings, please separately quantify the amount of revenues related to Local Deals and search products for the periods presented.   Please refer to ASC 280-10-50-40.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                          Sincerely,

                                          /s/ Patrick Gilmore

                                          Patrick Gilmore
                                          Accounting Branch Chief